UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

AFFINITY GAMING, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Jonathan Schmugge

Two Conway Park

150 Field Drive, Suite 300

Lake Forest, IL 60045

(847) 235-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

Preliminary Note

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”), by each of the following persons (collectively, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC; Z Capital Special Situations Adviser, L.P.; Z Capital Special Situations Fund GP, L.P.; Z Capital Special Situations Fund UGP, L.L.C.; and James J. Zenni.  The Schedule 13D relates to the common units (the “Common Units”) of Affinity Gaming, LLC (the “Issuer”).

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On November 15, 2012, Z Capital entered into an agreement (the “November 15 Agreement”) providing for the purchase by Z Capital of 823,488 Common Units.  The November 15 Agreement is subject to the execution of customary documentation between the parties.  On November 21, 2012, Z Capital entered into a Unit Purchase Memorandum of Understanding (the “MOU”) providing for the purchase by Z Capital of 844,940 Common Units.

The ability of Z Capital to purchase the Common Units in each of the transactions described above (the “Subject Interests”) is subject to appropriate regulatory approval in each relevant jurisdiction, including the states of Nevada, Missouri, Iowa and Colorado, as well as the approval of the transfer by the Issuer.

The Reporting Persons disclaim beneficial ownership of the Subject Interests.

The foregoing description of the MOU does not purport to be complete and is qualified in its entirety by reference to the text of the MOU, which is filed as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the November 15 Agreement and the MOU, and is incorporated herein by reference. A copy of the MOU is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Schedule 13D

Item 7.         Material to be Filed as Exhibits

Item 7 is hereby amended to replace or add the following exhibits, as applicable:

Exhibit Number	Description
99.1	Joint filing agreement

99.4	Unit Purchase Memorandum of Understanding dated November 21, 2012

Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 26, 2012

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

ZENNI HOLDINGS, LLC

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
By: Z Capital Partners, L.L.C., General Partner

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Z CAPITAL SPECIAL SITUATIONS
FUND GP, L.P.
By: Z Capital Special Situations UGP, L.L.C., General Partner
By: Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Schedule 13D

Z CAPITAL SPECIAL SITUATIONS
FUND UGP, L.L.C.
By: Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

JAMES J. ZENNI

By:	/s/ James J. Zenni